

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
100 F Street, NE
WASHINGTON, D.C. 20549-7010

August 28, 2007

Mr. Timothy A. Larkin
Chief Financial Officer
Warren Resources, Inc.
489 Fifth Avenue
New York, New York 10017

      **Re:    Warren Resources, Inc.**
               **Form 10-K for Fiscal Year Ended December 31, 2006**
               **Filed March 6, 2007**
               **Form 10-Q for Fiscal Quarter Ended June 30, 2007**
               **Filed August 3, 2007**
               **File No. 0-33275**

Dear Mr. Larkin:

      We have reviewed your filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Business and Properties, page 4

1.      We note your disclosure of the PV-10 value as of December 31, 2006. Please include reference to the presentation of the most directly comparable financial measure wherever you use this non-GAAP measure. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

Note D – Stockholders' Equity, page F-20

2.      We note your disclosure on page F-23 that "during 2005 the Compensation Committee elected to accelerate the vesting of certain unvested stock options previously awarded to employees, officers and directors of the Company under various stock option plans;" and that "As a result of this action, options to purchase approximately 1.0 million shares of our common stock that would otherwise have vested over the next two years became fully vested." Please tell us what affect this action had on your accounting for the 1.0 million options to purchase shares of your common stock. In this regard, it appears that a new measurement date was created for these shares in 2005.

Form 10-Q for the Fiscal Quarter Ended June 30, 2007

Consolidated Balance Sheets, page 3

3.      Please state separately on the face of the balance sheet the aggregate of the capitalized costs of unproved properties and major development projects that are excluded from the capitalized costs being amortized, as required by Rule 4-10c.7(ii) of Regulation S-X, if applicable. In this regard, we note your disclosure on page 6 that "The costs of certain unevaluated oil and gas properties and exploratory wells being drilled are not included in the costs subject to amortization."

Note B – Change in Accounting Principle, page 6

4.      Please disclose the effect of the change on any other affected financial statement line item for the current period and any prior periods retrospectively adjusted in accordance with paragraph 17(b)(2) of FAS 154.

5.      Please disclose the cumulative effect of the change on accumulated deficit or other components of equity or net assets in the statement of financial position as of the beginning of the earliest period presented in accordance with paragraph 17(b)(3) of FAS 154.

6.      Given the change in your accounting policy from the successful efforts to the full cost method, please address the following, which we believe are applicable to your interim filing in accordance with Rule 10-01(a)(5) of Regulation S-X:

- Disclose the amount of amortization expense per equivalent physical unit of production in accordance with Rule 4-10(c)(7)(i) of Regulation S-X;

- In accordance with the disclosure requirements of Rule 4-10(c)(7)(ii) of Regulation S-X, please expand your disclosure, with respect to your unproved property balances, if applicable, to provide a description of the current status of the significant properties or projects involved, including the anticipated timing of the inclusion of the costs in the amortization computation and present a table that shows, by category of cost, the amounts of such excluded costs incurred, i) in each of the three most recent fiscal years and ii) in the aggregate for any earlier fiscal years in which the costs were incurred.  Please note that categories of cost to be disclosed include acquisition costs, exploration costs, development costs in the case of significant development projects and capitalized interest.

Note G – Contingencies, page 10

Termination of repurchase agreements, page 10

7.      We note from your disclosure that during the second quarter of 2007 you acquired oil and gas assets of partnerships formed from 2000 to 2003 and that "As consideration for the oil and gas properties acquired, Warren issued an aggregate of 3,482,074 shares of our unregistered restricted common stock to the five separate partnerships."  Please tell us whether you accounted for this transaction as an asset acquisition or the purchase of a business.

8.      Please support your use of an acquisition price of shares "valued based upon a 20% discount from the weighted average sales price for Warren's publicly traded Common Stock."

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer Goeken at (202) 551-3721 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3683 with any other questions.

Sincerely,


Jill S. Davis
Branch Chief